Exhibit 21.1

SUBSIDIARIES OF UNIQURE N.V.

Name of Subsidiary	Jurisdiction of Organization
uniQure biopharma B.V.	The Netherlands
uniQure IP B.V.	The Netherlands
uniQure, Inc.	Delaware
uniQure France SAS	France
uniQure Switzerland GmbH	Switzerland